EXHIBIT 4.3

THIS FIRST SUPPLEMENTAL INDENTURE, dated as of OCTOBER 27, 2011, by and among the parties listed on Schedule A hereto (each an “Additional Guarantor” and collectively, the “Additional Guarantors”) and THE BANK OF NEW YORK MELLON, as trustee (the “Trustee”). Capitalized terms used in this First Supplemental Indenture and not otherwise defined herein (including terms used on Exhibit A attached hereto) shall have the meanings ascribed to them in the Indenture (as defined on Exhibit A attached hereto).

RECITALS

WHEREAS, Section 4.04 of the Indenture provides that if in accordance with the provisions of the Bank Credit Facility the Company adds, or causes to be added, any Subsidiary that was not a Guarantor at the time of execution of the Original Indenture as a guarantor under the Bank Credit Facility, such Subsidiary shall contemporaneously become a Guarantor under the Indenture;

WHEREAS, desiring to become a Guarantor under the Indenture, each of the Additional Guarantors is executing and delivering this First Supplemental Indenture; and

WHEREAS, the consent of Holders to the execution and delivery of this First Supplemental Indenture is not required, and all other actions required to be taken under the Indenture with respect to this First Supplemental Indenture have been taken.

NOW, THEREFORE IT IS AGREED:

Section 1. Joinder. Each Additional Guarantor agrees that by its entering into this First Supplemental Indenture it hereby unconditionally guarantees all of the Issuer’s obligations under (i) the 8.91% Senior Notes, (ii) the 6.75% Senior Notes, (iii) any other Securities of any Series that has the benefit of Guarantees of other Subsidiaries of the Company, and (vi) the Indenture (as it relates to all such Series) on the terms set forth in the Indenture, as if each such Additional Guarantor was a party to the Original Indenture.

Section 2. Ratification of Indenture. This First Supplemental Indenture is executed and shall be construed as an indenture supplemental to the Indenture, and as supplemented and modified hereby, the Indenture is in all respects ratified and confirmed, and the Indenture and this First Supplemental Indenture shall be read, taken and construed as one and the same instrument.

Section 3. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

Section 4. Successors and Assigns. All covenants and agreements in this First Supplemental Indenture by each Additional Guarantor shall bind each such Additional Guarantor’s successors and assigns, whether so expressed or not.

Section 5. Separability Clause. In case any one or more of the provisions contained in this First Supplemental Indenture shall for any reason be held to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 6. Governing Law. This First Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York. This First Supplemental Indenture is subject to the provisions of the TIA that are required to be part of this First Supplemental Indenture and shall, to the extent applicable, be governed by such provisions.

Section 7. Counterparts. This First Supplemental Indenture may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

Section 8. Role of Trustee. The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this First Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.

THE ADDITIONAL GUARANTORS NAMED ON SCHEDULE A HERETO, as Guarantors

By: /s/ Joseph R. Sicree

Name: Joseph R. Sicree
Title: Designated Officer

THE BANK OF NEW YORK MELLON,

as Trustee

By: /s/ Mary Miselis

Name: Mary Miselis

Title: Vice President

SCHEDULE A

Company Name	Member

Toll Midwest LLC	Toll Northeast LP Company, Inc.
Toll Southwest LLC	Toll Bros., Inc.
Toll West Coast LLC	Toll Bros., Inc.

EXHIBIT A

For purposes of this First Supplemental Indenture, the term “Indenture” shall mean that certain Indenture, dated as of April 20, 2009 (the “Original Indenture”) by and among Toll Brothers Finance Corp., Toll Brothers, Inc. as Guarantor, the other Guarantors identified therein and the Trustee, as supplemented by: (i) the Authorizing Resolutions, related to the issuance of $400,000,000 aggregate principal amount of 8.91% Senior Notes due 2017 (the “8.91% Senior Notes”) by Toll Brothers Finance Corp. (the “Issuer”) and the issuance of related guarantees by Toll Brothers, Inc. (the “Company”) and the other Guarantors, attached as Exhibit A to the Joint Action of the Persons Authorized to Act on Behalf of Each of Toll Brothers Finance Corp., Toll Brothers, Inc. and Each of the Entities listed on Schedule I thereto dated as of April 20, 2009; (ii) the Authorizing Resolutions, related to the issuance of $250,000,000 aggregate principal amount of 6.75% Senior Notes due 2019 (the "6.75% Senior Notes") by the Issuer and the issuance of related guarantees by the Company and the other Guarantors, attached as Exhibit A to the Joint Action of the Persons Authorized to Act on Behalf of Each of Toll Brothers Finance Corp., Toll Brothers, Inc. and Each of the Entities listed on Schedule I thereto dated as of September 22, 2009; and as may be further supplemented (including by this First Supplemental Indenture) and/or amended.